

April 1, 2010

Mr. Douglas Newby
Chief Financial Officer
PolyMet Mining Corp.
1177 West Hastings Street Suite 1003
Vancouver, B.C. Canada V6E 2K3

> **Re: PolyMet Mining Corp**
> **Form 20-F for the Fiscal Year Ended January 31, 2009**
> **Filed April 30, 2009**
> **File No. 001-32929**

Dear Mr. Newby:

        We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2009

Financial Statements

Note 8. Share Capital, page F-20

1.   We note your response to prior comment 8 and understand that you believe the additional value conveyed via the October 2008 warrant modifications does not trigger additional expense recognition in your US GAAP results as the transaction was consummated with existing equity holders. The subsequent conveyance of additional value is not associated with the original offering and should be treated as a period expense. Please revise Note 16 to the financial statements to include the incremental value of $544,000 as a reconciling item to your US GAAP results. Although US GAAP does not directly address transaction of this type, we believe it is appropriate to look to other areas of US GAAP for guidance, and not to Canadian GAAP. In this regard, we believe that guidance contained in FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8 is applicable in this situation.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief
Accountant